Exhibit 3.208

ARTICLES OF INCORPORATION

OF

GEORGIA CASH AMERICA, INC.

The undersigned, being a natural person of the age of at least eighteen years and acting as the incorporator to organize a corporation under the provisions of the Georgia Business Corporation Code, does hereby adopt and sign the following Articles of Incorporation.

FIRST: The name of the corporation (hereinafter called the “corporation”) is Georgia Cash America, Inc.

SECOND: The corporation is organized pursuant to the provisions of the Georgia Business Corporation Code.

THIRD: The period of duration of the corporation is perpetual.

FOURTH: (a) The purposes for which the corporation is organized are as follows:

To engage in any lawful act or activity for which corporations may be organized under the Georgia Business Corporation Code, including, without limitation, acquiring, establishing and operating pawnshops.

(b) In addition to the purposes hereinbefore stated, the corporation shall have authority to have all of the powers conferred upon corporations organized under the Georgia Business Corporation Code.

FIFTH: The aggregate number of shares which the corporation shall have authority to issue is One Thousand (1,000) all of which are of a par value of $1.00 each and are of the same class and are to be Common shares.

SIXTH: The corporation will not commence business until consideration of the value of at least five hundred dollars has been received for the issuance of its shares.

SEVENTH: The complete mailing address, including street and number or building or floor, of the initial registered office of the corporation in the State of Georgia, County of Fulton, is c/o The Prentice-Hall Corporation System, Inc., 66 Luckie Street, Atlanta, Georgia 30303; and the name of the initial registered agent of the corporation in Georgia at such address is The Prentice-Hall Corporation System, Inc.

The mailing address of the initial principal office is Suite 1000, Fort Worth Club Building, Fort Worth, Texas 76102.

EIGHTH: The number of directors constituting the initial Board of Directors of the corporation is two (2); and the name and the complete address, including street and number or building or floor, of each person who is to serve as a member thereof are as follows:

Name	Address
Jack R. Daugherty	Suite 1000
Fort Worth Club Building
Fort Worth, Texas 76102

Daniel R. Feehan	Suite 1000
Fort Worth Club Building
Fort Worth, Texas 76102

NINTH: The name and the complete address, including street and number or building and floor, of the incorporator are:

Name	Address
M. Elaine Meyers	1445 Ross Avenue, Suite 3200
Dallas, Texas 75202

TENTH: For the regulation of the business and the conduct of the affairs of the corporation, it is further provided:

1. Whenever the corporation shall be engaged in the business of exploiting natural resources, patents, or other wasting assets, dividends may be declared and paid in cash out of the depletion of reserves at the discretion of the Board of Directors.

2. The Board of Directors of the corporation may, from time to time, and in conformity with the provisions of the Georgia Business Corporation Code, distribute to its shareholders out of capital surplus of the corporation a portion of its assets in cash or property.

3. In addition to the authority otherwise conferred by the Georgia Business Corporation Code, the corporation may purchase its own shares out of unreserved and unrestricted capital surplus available therefor.

4. In lieu of setting forth provisions in these Articles of Incorporation in respect of restrictions on the transfer of shares of the corporation or any provisions for the optional or compulsory sale and purchase of shares among the shareholders and the corporation or any of them, such provisions may be set forth in the Bylaws of the corporation or in a written agreement or written agreements of the parties involved.

5. Any shareholder who is subject to any liability for managerial acts or omissions under the provisions of Section 14-2-120 of the Georgia Business Corporation Code shall be entitled to the same rights, privileges, indemnification, and benefits which the Georgia Business Corporation Code confers upon any director.

6. Pursuant to the provisions of Section 14-2-112 of the Georgia Business Corporation Code, and subject to the limitations and requirements therein set forth, any action required to be taken at a meeting of the shareholders of the corporation, or any action which may be taken at a meeting of the shareholders of the corporation may be taken without a meeting if written consent, setting forth the action so taken, shall be signed by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by classes) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.

ELEVENTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the Georgia Business Corporation Code, as the same may be amended and supplemented.

TWELFTH: No holder of any of the shares of any class of the corporation shall be entitled as of right to subscribe for, purchase, or otherwise acquire any shares of any class of the corporation which the corporation proposes to issue or any rights or options which the corporation proposes to grant for the purchase of shares of any class of the corporation or for the purchase of any shares, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights, to subscribe for, purchase, or otherwise acquire shares of any class of the corporation; and any and all of such shares, bonds, securities, or obligations of the corporation, whether now or hereafter authorized or created, may be issued, or may be reissued or transferred if the same have been reacquired and have treasury status, and any and all of such rights and options may be granted by the Board of Directors to such persons, firms, corporations, and associations, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine, without first offering the same, or any thereof, to any said holder.

Signed on July 12, 1989 at Dallas, Texas.

/s/ M. ELAINE MEYERS
M. Elaine Meyers, Incorporator